82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

03 SEP 26 AM 7:21

SEC#~~82-5258~~

03032275

16 September 2003

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

<u>Re: Submission Under Rule 12g3-2(b) - Agenix Limited</u>

We refer to the attached announcement that was made to the Australian Stock Exchange on 16 September 2003.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Neil Leggett
Company Secretary

dlw 9/26

AGENIX

Company Announcement

AGENIX ADVANCES THROMBOVIEW® PHASE IB BLOOD CLOT TRIAL TO NEXT DOSAGE LEVEL

Tuesday 16 September 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced the completion of the first dose level of ThromboView® in a group of 6 DVT patients participating in the company's Phase Ib trial. The trial is designed to assess the safety of its ThromboView® blood clot-detection technology in patients with confirmed DVT.

As anticipated, investigators will now increase the dosage given to the next group of patients in this part of the Phase Ib human trial.

The Phase Ib trial is the second safety study underway for ThromboView®. Phase I trials are expected to be completed in Quarter 1, 2004 with the next milestone being the filing of the Investigational New Drug application with the USFDA in Quarter 1, 2004.

"This planned dose escalation follows review of the data from the first group of patients by the image acquisition committee and data safety monitoring board who have been closely monitoring this trial," said Agenix Managing Director Don Home. "They have confirmed, as expected, that there are no safety issues with patients and that preliminary images obtained via ThromboView® are of a high quality. We will now proceed, as planned, to a higher dosage level of ThromboView® in the next group of patients."

Earlier this year, ThromboView® was injected into 32 patients at Royal Brisbane Hospital under the supervision of Dr David Macfarlane from the hospital's Department of Nuclear Medicine as part of the Phase Ia trial.

ThromboView® uses a clot-binding monoclonal antibody attached to a radiolabel. Following injection of a few millilitres of ThromboView® into a patient with a suspected blood clot, he antibody will flow through a person's bloodstream and bind to any existing blood clots. The resulting "hotspots", indicating the presence of the blood clot, are detected by an imaging camera (see image below).

The Board of Agenix anticipates that all costs of the trial will be able to funded internally through earnings from AGEN Biomedical and Milton Pharmaceuticals.


45 mins post injection
2 hours post injection
4 hours post injection
Anterior View
Posterior View
ROYAL BRISBANE HOSPITAL

The above image was the first image in the Phase Ib trial and we believe that it represents the type of images that we hope to obtain in the future.

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.